

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2023

Paul Bay
Chief Executive Officer
Ingram Micro Holding Corporation
3351 Michelson Drive, Suite 100
Irvine, CA 92612

> **Re: Ingram Micro Holding Corporation**
> **Amendment No. 6 to Draft Registration Statement on Form S-1**
> **Submitted September 18, 2023**
> **CIK No. 0001897762**

Dear Paul Bay:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement on Form S-1

Summary, page 1

1. Balance your disclosure regarding your belief that your industry will benefit from a number of key trends and your market opportunity to acknowledge the softening of demand, particularly in commercial and consumer products, across all regions during the most recent interim period. Provide similar disclosure in your discussion of Key Factors and Trends Affecting your Operating Results.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics and Non-GAAP Financial Measures, page 86

2. Please tell us how you determined that "cash-based compensation expense" eliminated from adjusted EBITDA is not normal, recurring, cash operating expense. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Audited Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Factoring Programs, page F-15

3. Please disclose, if true, that the deferred purchase price represents a beneficial interest in the securitization entity. Refer to ASC 230-10-50-4.

Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Cristopher Greer